Exhibit 3

OPERATING AND FINANCIAL REVIEW

You should read the following discussion of our operating and ﬁnancial condition and prospects in conjunction with the ﬁnancial statements and the notes thereto included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F filed on March 16, 2022 (the “Annual Report”).

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions, and are subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those listed below as well as those discussed in the Annual Report (particularly those in “Item 3. Key Information – Risk Factors”). Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials and other therapeutic candidate development efforts;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization and market acceptance of our therapeutic candidates;

•	our ability to establish and maintain corporate collaborations;

•	our ability to integrate new therapeutic candidates and new personnel;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model and strategic plans for our business and therapeutic candidates;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for and ability to access sufficient additional financing;

•	risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere;

•	competitive companies, technologies and our industry;

•	statements as to the impact of the political and security situation in Israel on our business; and

•	the impact of the COVID-19 pandemic and the Russian invasion of Ukraine, which may exacerbate the magnitude of the factors discussed above.

Risk Factors

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021.

Overview

General

We are a late clinical-stage biopharmaceutical development company with a strategic focus on oncology. Our current development and commercialization pipeline consists of two clinical-stage therapeutic candidates – motixafortide (BL-8040), a novel peptide for the treatment of stem-cell mobilization, solid tumors and AML, and AGI-134, an immuno-oncology agent in development for solid tumors. In addition, we have an off-strategy, legacy therapeutic product called BL-5010 for the treatment of skin lesions. We have generated our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. To date, except for BL-5010, none of our therapeutic candidates have been approved for marketing or sold commercially. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case-by-case basis, the commercialization of our therapeutic candidates independently.

Motixafortide

Motixafortide is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we are developing for the treatment of stem-cell mobilization, solid tumors and acute myeloid leukemia, or AML.

Stem cell mobilization

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In March 2015, we reported successful top-line results from a Phase 1 safety and efficacy trial for the use of motixafortide as a novel stem cell mobilization treatment for allogeneic bone marrow transplantation at Hadassah Medical Center in Jerusalem.

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In March 2016, we initiated a Phase 2 trial for motixafortide in allogeneic stem cell transplantation, conducted in collaboration with the Washington University School of Medicine, Division of Oncology and Hematology. In May 2018, we announced positive top-line results of this study showing, among other things, that a single injection of motixafortide mobilized sufficient amounts of CD34+ cells required for transplantation at a level of efficacy similar to that achieved by using 4-6 injections of G-CSF, the current standard of care.

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In December 2017, we commenced a randomized, placebo-controlled Phase 3 registrational trial for motixafortide, known as the GENESIS trial, for the mobilization of HSCs, for autologous transplantation in patients with multiple myeloma. The trial began with a lead-in period for dose confirmation, which was to include 10-30 patients and then progress to the placebo-controlled main part, which was designed to include 177 patients in more than 25 centers. Following review of the positive results from treatment of the first 11 patients, the Data Monitoring Committee, or DMC, recommended that the lead-in part of the study be stopped and that we should move immediately to the second part. Additional positive results from the lead-in period were reported at the annual meeting of the European Society for Blood and Marrow Transplantation held in March 2019, where it was announced that HSCs mobilized by motixafortide in combination with G-CSF were successfully engrafted in all 11 patients.

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In August 2020, we announced a decision to perform an interim analysis on approximately 65% of the original study sample size, primarily based on a significantly lower-than-anticipated patient-dropout rate in the study. In October 2020, we announced positive results from the interim analysis. Based on the statistically significant evidence favoring treatment with motixafortide, the study’s independent DMC issued a recommendation to us that patient enrollment may be ceased immediately, without the need to recruit all 177 patients originally planned for the study. In accordance with the DMC’s recommendation, study enrollment was complete at 122 patients.  In May 2021, we announced positive top-line results from the Phase 3 trial. Based on an analysis of data on all 122 enrolled patients (the intent to treat population) we found highly statistically significant evidence across all primary and secondary endpoints favoring motixafortide in addition to G-CSF, as compared to placebo plus G-CSF (p<0.0001). The addition of motixafortide to G-CSF also allowed 88.3% of patients to undergo transplantation after only one apheresis session, compared to 10.8% in the G-CSF arm – an 8.2-fold increase. The combination was also found to be safe and well tolerated.

We continue to follow-up on the GENESIS study patients for relapse-free and overall survival. In addition, we continue to perform detailed analyses of the data according to the statistical analysis plan agreed-upon with the FDA, as well as certain post hoc analyses. In December 2021, we held a pre-NDA meeting with the FDA. The purpose of the meeting was to obtain agreement from the FDA on the content of the proposed NDA, and, in particular, to confirm that our single Phase 3 pivotal study, GENESIS, is sufficient to support an NDA submission. During the pre-NDA meeting, the FDA agreed that the proposed data package is sufficient to support an NDA submission, which we anticipate will occur in mid-2022.

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In October 2021, we announced positive results from a pharmacoeconomic study evaluating the cost-effectiveness of using investigational drug motixafortide as a primary stem cell mobilization agent on top of granulocyte colony stimulating factor (G-CSF), versus G-CSF alone, in multiple myeloma patients undergoing autologous stem-cell transplantation (ASCT). The study was performed by the Global Health Economics and Outcomes Research (HEOR) team of IQVIA, and was a pre-planned study conducted in parallel with the GENESIS Phase 3 trial. The study concluded that the addition of motixafortide to G-CSF (the current standard of care) is associated with a statistically significant decrease in health resource utilization (HRU) during the ASCT process, compared to G-CSF alone. Based on the significantly higher number of mobilized cells and the lower number of apheresis sessions, lifetime estimates show quality-adjusted-life-year benefits and net cost savings of ~$19,000 (not including the cost of motixafortide), versus G-CSF alone.

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In March 2022, we announced results from a follow-on pharmacoeconomic study performed by the HEOR team of IQVIA. This study indirectly evaluated the cost-effectiveness of using motixafortide as a primary stem cell mobilization agent in combination with G-CSF, against plerixafor in combination with G-CSF, in multiple myeloma patients undergoing ASCT. The additional study results show that motixafortide in combination with G-CSF, versus plerixafor in combination with G-CSF, demonstrates a statistically significant decrease in HRU during the ASCT process. Based on the significantly higher number of mobilized cells and the lower number of apheresis sessions, lifetime estimates show QALY benefits and net cost savings of ~$30,000 (not including the cost of motixafortide), versus plerixafor plus G-CSF. The study findings strengthen the assessment that the use of motixafortide in combination with G-CSF, as the potential new standard of care in mobilization for ASCT, would be a cost-effective option in the US, based on accepted willingness-to-pay (WTP) values for healthcare payers.

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We believe these results, together with the highly significant and clinically meaningful data from the GENESIS trial, strongly support the potential use of motixafortide, on top of G-CSF, as the standard of care in stem cell mobilization for autologous stem cell transplantation. While we continue to seek a third party collaborator to commercialize motixafortide, we are also undertaking selected pre-commercialization activities necessary for an NDA submission, and for a timely launch, if approved by the FDA, with a view to obtaining potential FDA approval and potentially launching sales in 2023.

Solid tumors

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In January 2016, we entered into a clinical collaboration with MSD (a tradename of Merck & Co., Inc., Kenilworth, New Jersey) in the field of cancer immunotherapy. Based on this collaboration, in September 2016 we initiated a Phase 2a study, known as the COMBAT/KEYNOTE-202 study, focusing on evaluating the safety and efficacy of motixafortide in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in 37 patients with metastatic pancreatic adenocarcinoma, or PDAC. The study was an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. Top-line results showed that the dual combination demonstrated encouraging disease control and overall survival in patients with metastatic pancreatic cancer. In addition, assessment of patient biopsies supported motixafortide’s ability to induce infiltration of tumor-reactive T-cells into the tumor, while reducing the number of immune regulatory cells.

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In July 2018, we announced the expansion of the COMBAT/KEYNOTE-202 study under the collaboration to include a triple combination arm investigating the safety, tolerability and efficacy of motixafortide, KEYTRUDA ® and chemotherapy. We initiated this arm of the trial in December 2018. In December 2019, we announced that preliminary data from the study indicated that the triple combination therapy showed a high level of disease control, including seven partial responders and 10 patients with stable disease out of 22 evaluable patients. In February 2020, we completed recruiting a total of 43 patients for the study and in December 2020, we announced the final results of the study. The results of the study showed substantial improvement as compared to comparable historical results of other pancreatic cancer studies across all study endpoints. Of the 38 evaluable patients, median overall survival was 6.5 months, median progression free survival was 4.0 months, confirmed overall response rate was 13.2%, overall response rate was 21.2% and disease control rate was 63.2%. The combination was generally well tolerated, with a safety profile consistent with the individual safety profile of each component alone; adverse event and severe adverse event profiles were as expected with chemotherapy-based treatment regimens. We are currently planning next development steps for this program, including discussions with potential collaboration partners and development of a protocol for a randomized controlled study.

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In August 2016, in the framework of an agreement with MD Anderson Cancer Center, or MD Anderson, we entered into an additional collaboration for the investigation of motixafortide in combination with KEYTRUDA in pancreatic cancer. The focus of this study, in addition to assessing clinical response, was the mechanism of action by which both drugs might synergize, as well as multiple assessments to evaluate the biological anti-tumor effects induced by the combination. We supplied motixafortide for this Phase 2b study, which commenced in January 2017. Final results from this study (based on a cut-off in July 2019 from 20 enrolled patients out of which 15 were evaluable) showed that the dual combination demonstrated clinical activity and encouraging overall survival in patients with metastatic pancreatic cancer. In addition, assessment of patient biopsies supported motixafortide’s ability to induce infiltration of tumor-reactive T-cells into the tumor.

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In October 2020, we announced that motixafortide will be tested in combination with the anti-PD-1 cemiplimab (LIBTAYO®) and standard-of-care chemotherapy (gemcitabine and nab-paclitaxel) in first-line PDAC. This investigator-initiated Phase 2 study, led by Columbia University, will initially enroll 10-12 PDAC patients, and will be expanded to a total of 40 patients following an evaluation of the initial 10-12 patients based on pre-defined criteria. The primary endpoint of the study is the overall response rate. Secondary endpoints include safety and tolerability, progression free survival, duration of clinical benefit and overall survival. Data from the study is anticipated in the second half of 2022 (although timelines are ultimately controlled by the independent investigator and are therefore subject to change).

AML

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During 2016, we completed and reported on a Phase 2a proof-of-concept trial for the treatment of relapsed or refractory acute myeloid leukemia, or r/r AML, which was conducted on 42 patients at six world-leading cancer research centers in the United States and at five premier sites in Israel. The study included both a dose-escalation and a dose-expansion phase. Results from the trial showed positive safety and response rate data for subjects treated with a combination of motixafortide and high-dose cytarabine (Ara-C), or HiDAC. At the annual meeting of the European Hematology Association, or EHA, in June 2018, we presented positive overall survival data from the long-term follow-up part of this study. In March 2021, we completed the monitoring of long-term survival data for patients in the study and, in parallel, are evaluating our next clinical development steps in this indication.

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In August 2015, we conducted a double-blind, placebo-controlled, randomized, multi-center, Phase 2b trial in Germany, in collaboration with the German Study Alliance Leukemia Group, to assess the efficacy of motixafortide in addition to standard consolidation therapy (cytarabine) in AML patients who have responded to standard induction treatment and are in complete remission. During 2020, we finalized plans with our collaboration partners to conduct an interim analysis on 2/3 (N=128) of the 194 patients originally planned in the study, all of which had already completed treatment. Based on the interim analysis, the investigational arm of motixafortide combined with cytarabine did not demonstrate a statistically significant effect in the study’s primary endpoint, and therefore, the DMC recommended not to continue the study. We continue to believe in the relevance of CXCR4 as a viable target in other AML treatment lines, such as rr/AML and induction treatment, and we intend to decide on next steps in AML once we have had an opportunity to review and analyze the unblinded data, including detailed biomarker and subpopulation data, from the study.

ARDS secondary to COVID-19 and other viral infections

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During the first half of 2020, we initiated the evaluation of motixafortide as a potential therapy for acute respiratory distress syndrome, or ARDS, resulting from COVID-19 and other viral infections In this regard, substantial data is emerging regarding the involvement of neutrophils, neutrophil extracellular traps (NETs), monocytes and macrophages in the development of ARDS secondary to COVID-19 and other viral infections; as well as the key involvement of CXCR4 as a mediator of those cells in the inflamed pulmonary tissue. Based on the scientific data indicating the importance of blocking the CXCR4/CXCL12 axis during ARDS, we believe that motixafortide may be of potential benefit for patients with ARDS. Following our initial evaluation, in November 2020, we announced initiation of a Phase 1b study in patients with ARDS secondary to COVID-19 and other respiratory viral infections. The study is an investigator-initiated study, led by Wolfson Medical Center, in Israel, to evaluate motixafortide in patients hospitalized with ARDS. The primary endpoint of the study is to assess the safety of motixafortide in these patients; respiratory parameters and inflammatory biomarkers will be assessed as exploratory endpoints. Up to 25 patients will be enrolled in the study, with a preliminary analysis planned after ten patients have completed the initial treatment period. Results of the preliminary analysis are expected in the second half of 2022 (although timelines are ultimately controlled by the independent investigator and are therefore subject to change).

Other matters

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In addition to the above, we are currently conducting, or planning to conduct, a number of investigator-initiated, open-label studies in a variety of indications, to support the interest of the scientific and medical communities in exploring additional uses for motixafortide. These studies serve to further elucidate the mechanism of action for motixafortide. The results of studies such as these are presented from time to time at relevant professional conferences.

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Motixafortide has been granted three Orphan Drug Designations by the FDA: for use to mobilize HSCs from the bone marrow to peripheral blood for collection in autologous or allogeneic transplantation (granted in July 2012); for the treatment of AML (granted in September 2013); and for the treatment of pancreatic cancer (granted in February 2019). In January 2020, the European Medicines Agency, or EMA, granted Orphan Drug Designation to motixafortide for the treatment of pancreatic cancer.

AGI-134

AGI-134, a clinical therapeutic candidate in-licensed by our subsidiary, Agalimmune Ltd., is a synthetic alpha-Gal glycolipid immunotherapy in development for solid tumors. AGI-134 harnesses the body’s pre-existing, highly abundant, anti-alpha-Gal antibodies to induce a hyper-acute, systemic, specific anti-tumor response to the patient’s own tumor neo-antigens. This response not only kills the tumor cells at the site of injection, but also brings about a durable, follow-on, anti-metastatic immune response. In August 2018, we initiated a Phase 1/2a clinical study for AGI-134 that is primarily designed to evaluate the safety and tolerability of AGI-134 in unresectable metastatic solid tumors. The multi-center, open-label study is currently being carried out in the United Kingdom, Spain and Israel. Initial safety results from the first part of the study were announced at the beginning of September 2019; at the end of the same month, the second part of the study was commenced. Due to clinical operating issues associated with the COVID-19 pandemic, in April 2020, enrollment to the clinical trial was temporarily suspended. In August 2020, we renewed study enrollment, and in January 2022, we completed enrollment. Initial proof-of-mechanism of action and efficacy results are now expected in the second half of 2022.

Scientific Advisory Board

In December 2021, we established a Scientific Advisory Board (SAB) to provide insight and guidance on our activities in the field of immuno-oncology. The SAB is comprised of recognized leaders in cancer immunology, intra-tumoral injections and clinical development.

Listed in alphabetical order, the founding SAB members are: Ronald Levy, MD, the Robert K. and Helen K. Summy Professor and Director of the Lymphoma Program at Stanford University School of Medicine, Palo Alto, CA; Aurélien Marabelle, MD, PhD, Clinical Director, Cancer Immunotherapy Program, Gustave Roussy, Paris, France and Director, Translational Research Laboratory in Immunotherapy, INSERM, Paris, France; Ignacio Melero MD, PhD, Professor of Immunology at the Academic Hospital of Navarra, Spain and at the Center for Applied Medical Research (CIMA) of the University of Navarra, Spain; and Jon Wigginton, MD, Chair of the SAB and Senior Advisor at Cullinan Oncology, former Chief Medical Officer of MacroGenics, and former Therapeutic Area Head, Immuno-Oncology, Early Clinical Research at Bristol-Myers Squibb.

BL-5010

Our commercialized, legacy therapeutic product, BL-5010, is a customized, proprietary pen-like applicator containing a novel, acidic, aqueous solution for the non-surgical removal of skin lesions. In December 2014, we entered into an exclusive out-licensing arrangement with Perrigo Company plc, or Perrigo, for the rights to BL-5010 for over-the-counter, or OTC, indications in Europe, Australia and additional selected countries. In March 2016, Perrigo received CE Mark approval for BL-5010 as a novel OTC treatment for the non-surgical removal of warts. The commercial launch of products for treatment of this first OTC indication (warts/verrucas) commenced in Europe in the second quarter of 2016. Since then, Perrigo has invested in improving the product and during 2019 launched an improved version of the product in several European countries. In March 2020, we agreed that Perrigo could relinquish its license rights for certain countries that had been included in its territory according to the original license agreement, and was also no longer obligated to develop, obtain regulatory approval for and commercialize products for a second OTC indication. In turn, in March 2020, we agreed with our licensor of the rights to BL-5010, Innovative Pharmaceutical Concepts (IPC) Inc., or IPC, to return to IPC those license rights no longer out-licensed to Perrigo as a result of the agreement described in the preceding sentence, in consideration of the payment to us of royalties or fees on sublicense receipts.

Funding

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), funding received from the Israel Innovation Authority, or IIA, payments received under out-licensing arrangements, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone and royalty payments that we may receive from our existing out-licensing agreement, potential future upfront, milestone or royalty payments that we may receive from out-licensing transactions for our other therapeutic candidates, potential revenues that we may receive from the direct commercialization of our other therapeutic candidates, interest earned on our investments, and additional capital to be raised through public or private equity offerings or debt financings. As of March 31, 2022, we held $50.6 million of cash, cash equivalents and short-term bank deposits.

Revenues

Our revenues to date have been generated primarily from milestone payments under previously existing out-licensing agreements.

We expect our revenues, if any, for the next several years to be derived primarily from future payments under out- licensing agreement and other potential collaboration arrangements, including future royalties on product sales.

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We primarily use external service providers to manufacture our product candidates for clinical trials and for the majority of our preclinical and clinical development work. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our therapeutic candidates.

 The following table identiﬁes our current major research and development projects:

Project	Status		Expected Near Term Milestones
motixafortide	1.
Phase 3 registration study in autologous stem cell mobilization (GENESIS) completed; top-line results announced May 2021 showed highly statistically significant evidence across all primary and secondary endpoints favoring motixafortide in combination with G-CSF (p<0.0001). In addition, the combination was found to be safe and well tolerated. Pharmaco-economic studies showed positive results regarding the cost-effectiveness of using motixafortide versus both G-CSF alone and plerixafor in combination with G-CSF. Pre-NDA meeting with FDA in December 2021 resulted in FDA agreeing that our GENESIS study is sufficient to support an NDA submission.
			1.	NDA submission in mid-2022
	2.	Phase 2a study in pancreatic cancer (COMBAT/KEYNOTE-202) completed; full results showing improvement in all endpoints announced December 2020	2.	Evaluation and planning of next clinical development steps, including discussions towards potential collaborations and development of a protocol for a randomized controlled study
	3.	Phase 2 investigator-initiated study in first-line PDAC patients	3.	Data from the study is anticipated in the second half of 2022*
	4.	Phase 1b study in patients with ARDS secondary to COVID-19 and other respiratory viral infections	4.	Results of the preliminary analysis are expected in the second half of 2022*
AGI-134	Phase 1/2a study, ongoing		Initial proof-of-mechanism of action and efficacy results expected in second half of 2022

*These studies are investigator-initiated studies; therefore, the timelines are ultimately controlled by the independent investigators and are subject to change.

We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each therapeutic candidate, as well as ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain therapeutic candidates or projects in order to focus our resources on more promising therapeutic candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate.

The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the clinical trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that participate in the clinical trials;

•	the duration of patient follow-up;

•	whether the patients require hospitalization or can be treated on an out-patient basis;

•	the development stage of the therapeutic candidate; and

•	the efficacy and safety proﬁle of the therapeutic candidate.

We expect our research and development expenses to remain our most significant cost as we continue the advancement of our clinical trials and preclinical product development projects and place significant emphasis on in-licensing new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Due to the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation for employees in business development and marketing functions. Other signiﬁcant sales and marketing costs include costs for marketing and communication materials, professional fees for outside market research and consulting, legal services related to partnering transactions and travel costs.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, finance, legal, investor relations, information technology and human resources. Other significant general and administration costs include facilities costs, professional fees for outside accounting and legal services, travel costs, insurance premiums and depreciation.

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of liabilities on account of the warrants issued in equity financings we carried out in February 2019, May 2020 and June 2020. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes issuance expenses of the ATM sales agreements between us and H.C. Wainwright & Co., LLC, or HCW, entered into in September 2020 and September 2021, and the pro-rata share of issuance expenses from the placements related to the warrants. Sales-based royalties and other revenue from the license agreement with Perrigo have also been included as part of non-operating income, as the out-licensed product is not an integral part of our strategy and the amounts are not material.

Financial Expense and Income

Financial expense and income consist of interest earned on our cash, cash equivalents and short-term bank deposits; interest expense related to our loan from Kreos Capital; bank fees and other transactional costs. In addition, it may also include gains/losses on foreign exchange hedging transactions, which we carry out from time to time to protect against a portion of our NIS-denominated expenses (primarily compensation) in relation to the dollar.

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2021. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

The discussion and analysis of our financial condition and results of operations is based on our financial statements, which we prepare in accordance with IFRS. The preparation of these financial statements requires us to make estimates using assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates, including those described in greater detail below. We base our estimates on historical experience and on various assumptions that we believe are reasonable under the circumstances, the results of which impact the carrying value of our assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates and such differences may be significant.

Results of Operations

Revenues

We did not record any revenues during each of the three-month periods ended March 31, 2022 and 2021.

Cost of revenues

We did not record any cost of revenues during each of the three-month periods ended March 31, 2022 and 2021.

Operating Results Comparison between Periods

Research and development expenses

	Three months ended March 31,
	2021	2022	Increase (decrease)
	(in thousands of U.S. dollars)

Research and development expenses	4,278	4,435	157

Research and development expenses for the three months ended March 31, 2022 were $4.4 million, an increase of $0.1 million, or 3.7%, compared to $4.3 million for the three months ended March 31, 2021. The increase resulted primarily from an increase in expenses associated with the AGI-134 study, offset by lower expenses associated with the completed motixafortide GENESIS and COMBAT clinical trials.

Sales and marketing expenses

	Three months ended March 31,
	2021	2022	Increase (decrease)
	(in thousands of U.S. dollars)

Sales and marketing expenses	154	637	483

Sales and marketing expenses for the three months ended March 31, 2022 were $0.7 million, an increase of $0.5 million, or 313% compared to $0.2 million for the three months ended March 31, 2021. The increase resulted primarily from an increase in market research and consultancy services as well as initiation of pre-commercialization activities related to motixafortide.

General and administrative expenses

	Three months ended March 31,
	2021	2022	Increase (decrease)
	(in thousands of U.S. dollars)

General and administrative expenses	1,017	1,007	(10)

General and administrative expenses for the three months ended March 31, 2022 were $1.0 million, similar to the comparable period in 2021.

Non-operating income (expenses), net

	Three months ended March 31,
	2021	2022	Increase (decrease)
	(in thousands of U.S. dollars)

Non-operating income (expenses), net	(4,561)	1,268	5,829

We recognized net non-operating income of $1.3 million for the three months ended March 31, 2022, compared to net non-operating expenses of $4.6 million for the three months ended March 31, 2021. Net operating income (expenses) for both periods primarily relate to fair-value adjustments of warrant liabilities on our balance sheet.

Financial income (expenses), net

	Three months ended March 31,
	2021	2022	Increase (decrease)
	(in thousands of U.S. dollars)

Financial income	117	67	(50)
Financial expenses	(299)	(186)	113
Net financial income (expenses)	(182)	(119)	63

We recognized net financial expenses of $0.1 million for the three months ended March 31, 2022, compared to net ﬁnancial expenses of $0.2 million for the three months ended March 31, 2021. Net financial expenses for both periods primarily relate to interest paid on loans, offset by investment income earned on our bank deposits.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities, payments received under our strategic licensing and collaboration arrangements, interest earned on investments and funding from the IIA. As of March 31, 2022, we held $50.6 million of cash, cash equivalents and short-term bank deposits. We have invested substantially all of our available cash funds in short-term bank deposits.

In September 2021, we entered into an “at-the-market” offering agreement, or ATM, with H.C. Wainwright, or HCW, pursuant to which we may offer and sell, at our option, up to $25.0 million of our ADSs through an at-the-market equity program under which HCW agreed to act as sales agent. This agreement replaced a substantially identical ATM program that we previously had with HCW. As of May 10, 2022, we have sold 402,327 of our ADSs for total gross proceeds of approximately $1.1 under the ATM.

Net cash used in operating activities was $5.6 million for the three months ended March 31, 2022, compared with net cash used in operating activities of $6.2 million for the three months ended March 31, 2021. The $0.6 million decrease in net cash used in operating activities between the two periods was primarily the result of changes in operating asset and liability items in the two periods, i.e., a smaller increase in prepaid expenses and other receivables in 2022 versus 2021, as well as increase in accounts payable and accruals in 2022 versus decrease in the 2021 period.

Net cash provided by investing activities was $5.0 million for the three months ended March 31, 2022, compared to net cash used in investing activities of $36.3 million for the three months ended March 31, 2021. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits.

Net cash used in financing activities was $1.0 million for the three months ended March 31, 2022, compared to net cash provided by financing activities of $41.9 million for the three months ended March 31, 2021. The cash flows in 2022 primarily reflect the repayments of the loan from Kreos Capital. The cash flows in 2021 primarily reflect the underwritten public offering of our ADSs in January 2021, warrant exercises and net proceeds from our previous ATM facility, offset by repayments of the loan from Kreos Capital.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash and other resources will be sufficient to fund our current projected cash requirements into the first half of 2024, we will require additional financing in the future to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive under our collaboration or licensing arrangements;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval of our therapeutic candidates;

•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses;

•	interest and principal payments on the loan from Kreos Capital;

•	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates;

•	market conditions;

•	payments to the IIA; and

•	the impact of the COVID-19 pandemic and the Russian invasion of Ukraine, which may exacerbate the magnitude of the factors discussed above.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through payments received under our collaborations, debt or equity financings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all.

If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Off-Balance Sheet Arrangements

Since inception, we have not entered into any transactions with unconsolidated entities whereby we have ﬁnancial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with ﬁnancing, liquidity, market risk or credit risk support.

Share and per-share information in ADSs

Presented below, for the convenience of the reader, is share and per-share information in ADSs (each ADS represents 15 ordinary shares).

	Three months ended March 31,
	2021	2022
	(in U.S. dollars)
Loss per ADS – basic and diluted	0.27	0.09

	December 31, 2021	March 31, 2022
	(in number of ADSs)
Authorized share capital	100,000,000	100,000,000

Issued and paid-up capital	47,677,067	47,677,067